SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Update

São Paulo, January 30, 2017 - GOL Linhas Aéreas Inteligentes S.A., (NYSE: GOL and BM&FBOVESPA: GOLL4), provides its Investor Update. The information below for the December quarter 2016 is preliminary and unaudited.

Overall Commentary

•     GOL expects a December quarter operating margin of 6.5-7.0%, consistent with the updated guidance provided on the earnings call last November. Such margin for the quarter includes non-recurring expenses related to fleet restructuring.

•     Consolidated passenger unit revenue (PRASK) for the December quarter was up 6.5-6.8% year over year, driven by demand trends and improving domestic yields as GOL’s capacity actions and revenue management strategies continue to benefit results. For the December quarter, GOL expects unit revenue (RASK) to increase 6.9-7.2%.

•     Non-fuel unit costs (CASK ex-fuel), excluding non-recurring expenses related to fleet restructuring, are expected to be down approximately 5% for the December quarter versus same quarter of the prior year.

•     GOL reduced total debt including finance leases by R$1.3 billion in the quarter for a total of more than R$3.2 billion debt reduction in 2016.

Guidance

Operating (EBIT) margin

Ancillary (Cargo and other) revenue

Average fuel price per liter

Average exchange rate

Non-recurring expenses

Passenger unit revenue (PRASK)

CASK Ex-fuel (excluding non-recurring expenses)

System Capacity – ASK

System Capacity – Seats

December Quarter 2016 6.5-7.0% 12.2-12.5% of total net revenues R$1.94–R$1.97 R$3.30 R$142–R$149 million December Quarter 2016 Vs December Quarter 2015 Up 6.5-6.8% Down ~5% Down 5.7% Down 19.0%

1	GOL Linhas Aéreas Inteligentes S.A.

Investor Update

Forward Looking Statements

This Investor Update includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting us. Many important factors, in addition to those discussed elsewhere in this investor update, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things general economic, political and business conditions in Brazil, South America and the Caribbean; the effects of global financial markets and economic crises; management’s expectations and estimates concerning our financial performance and financing plans and programs; our level of fixed obligations; our capital expenditure plans; our ability to obtain financing on acceptable terms; inflation and fluctuations in the exchange rate of the real; existing and future governmental regulations; increases in fuel costs, maintenance costs and insurance premiums; changes in market prices, customer demand and preferences, and competitive conditions; cyclical and seasonal fluctuations in our operating results; defects or mechanical problems with our aircraft; and our ability to successfully implement our strategy and developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure.

Additional information concerning risks and uncertainties that could cause differences between actual results and forward-looking statements is contained in our Securities and Exchange Commission filings, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and our Quarterly Report on Form 6-k for the quarterly period ended September 30, 2016. Caution should be taken not to place undue reliance on our forward-looking statements, which represent our views only as of January 27, 2017. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, and the effects of regulation and the effects of competition. Forward-looking statements are valid only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this investor update because of new information, events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this investor might not occur and are not guarantees of future performance.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

2	GOL Linhas Aéreas Inteligentes S.A.

Investor Update

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group, with operation in passenger transportation, cargo transportation and coalition loyalty programs. GOL is Latin America's largest low-cost and low-fare carrier, operating approximately 700 daily flights to 63 destinations, being 11 international in South America and the Caribbean. GOLLOG is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL).

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3	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.